SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F      X                Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                      No       X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

News Release

CNH Global N.V. to Release Earnings and Hold
Conference Call on Thursday, April 24, 2003

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, IL (April 7 2003) — CNH Global N.V. (NYSE:CNH) will release 2003 first quarter financial results at approximately 8:00 Eastern time on Thursday, April 24, 2003. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com

Also on April 24th, at approximately 10:00 Eastern time, CNH will provide a live, listen only, audio webcast of the company’s quarterly conference call with security analysts and institutional investors. The webcast can be accessed either through www.cnh.com or CCBN’s individual investor center at www.companyboardroom.com Anyone unable to listen to the live webcast can access the replay at either site for two weeks following the event.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands. Visit us at www.cnh.com

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By: /S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

April 8, 2003

Form 6-K April 2003(CNH to Release Earnings and Hold Conference Call on 4-24-2003)